Chicago Bridge & Iron Company N.V.
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
CHICAGO BRIDGE & IRON COMPANY N.V. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83. THIS RESPONSE LETTER OMITS CERTAIN CONFIDENTIAL INFORMATION THAT HAS BEEN DELIVERED SEPARATELY TO THE DIVISION OF CORPORATION FINANCE. THE OMISSIONS ARE DENOTED WITH FOUR ASTERISKS (****).
December 23, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chicago Bridge & Iron Company N.V. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 001-12815
Ladies and Gentlemen:
By letter dated December 11, 2009, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filings of the Company (the “Comment Letter”). In response to the Comment Letter, the Company submits the following responses. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 23

Securities and Exchange Commission
December 23, 2009
Comment:
1.
We note your 2008 gross margins have been negatively impacted by delays in the schedule for the South Hook and Isle of Grain II projects which resulted in $457 million in provisions for losses. We further note that you had incurred charges for these projects during 2007 ($97.7 million) and in the nine months ending September 30, 2009 ($86.0 million). Please provide us with a current update on the financial status of these projects, including the events and circumstances surrounding the loss provisions, the timing of the provisions, whether or not you expect further losses and if so when you plan to record these charges. Please note that your MD&A section should also include a detailed discussion and analysis of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on operations. If you believe that margins will continue to be impacted as a result of these loss provisions, this fact should be disclosed. Refer to Item 303 (A) (3) of Regulation S-K for disclosure requirements and guidance as well as the Commission’s MD&A Interpretive Release 33-8350.

Response:
Nature of the South Hook and Isle of Grain II Projects (“UK Projects”):
South Hook - This project is a lump-sum turn-key grass roots LNG import terminal that includes two unloading berths (also referred to as a jetty), transfer lines, 5 LNG storage tanks, re-gasification processing facilities, and send-out facilities. The project was a lump sum bid tender developed and awarded in 2004 with a current estimated final contract value in excess of **** billion.
Isle of Grain II - This project is a lump-sum turn-key LNG import terminal expansion that includes 3 LNG storage tanks, re-gasification processing facilities, and send-out facilities. Similar to South Hook, this project was also a lump sum bid tender developed in 2004 with an estimated final contract value in excess of **** million. The project was awarded in early 2005.
Project Status: The Isle of Grain II project has been essentially complete since June 2009. We do not expect further losses. The South Hook project is being demobilized and is expected to be essentially complete in January 2010. The estimated cost to complete continues to be frequently reviewed and updated for the remaining scheduled tasks and punch-list items as they become known and estimable. Forecasted costs will be updated through the release of our 2009 financial statements in late February 2010, and accordingly, we do not expect further losses beyond 2009. ****. ****.
Factors Impacting Periodic Material Changes In Estimate: We review and update our project forecasts on all our projects (approximately 700 in total) on a monthly basis, with increased emphasis at quarter ends, incorporating all available information and giving consideration to risks that could result in an increase to our estimated forecast costs to complete the projects. During the execution of these projects, the energy infrastructure industry experienced an exceptional increase in demand, which strained the availability of qualified labor globally and increased labor cost. This demand also resulted in

Securities and Exchange Commission
December 23, 2009
increased commodity prices and the associated cost of materials and major equipment, and extended delivery dates. Due to our lump-sum contract structure and the general environment in which the UK Projects were executed, we have continually encountered difficulties, resulting in increased forecast costs. Specific issues that contributed to periodic extensions to schedule and projected cost increases were:
•
Weather Issues: The South Hook project is located on the extreme west coast of Wales and the Isle of Grain II project is located on the southeast coast of England. Both are located in regions that experience unfavorable weather conditions. While our estimates for these projects took periodic inclement weather expectations into consideration, at multiple points in time, actual weather was far worse than historical norms, including significant rainfall and high winds, even in summer months. This extended the work into an additional winter season for the Isle of Grain II project and two additional winter seasons for the South Hook project. Such winter seasons experience significantly heavier rain and higher winds. Further, the provisions of our self perform and subcontract labor agreements significantly increase costs during periods of inclement weather as these personnel are often required to be compensated in full even when not working or when otherwise unproductive, and we experienced several schedule extensions (see below), thereby further significantly increasing costs.

•
Labor & Subcontractor Issues: Our direct hire and subcontractor headcount on the South Hook project peaked at approximately 2,400 and our Isle of Grain II headcount peaked at almost 1,000. In times of peak labor demand in the UK, labor (other than local) will normally choose one of the more accessible projects over the west Wales location of the South Hook project. Impacting both projects, our direct hire and subcontractor labor agreements dictate a high level of pay and they are restrictive in terms of labor sourcing and flexibility, including limiting our ability to “import” skilled or known construction labor from outside of the UK. Additionally, absenteeism was significant for both projects. The unexpected absenteeism impacted the scheduling of work, driving multiple changes in critical path planning and inefficiencies. As discussed, the projects’ labor agreements also significantly increased costs during periods of inclement weather, as personnel are often required to be compensated in full even when not working or when otherwise unproductive. Direct hire and subcontractor productivity has continually been less than expected and performance was further impacted by the weather and labor issues. Subcontractors, including lump-sum subcontractors, had to be supplemented with other subcontractors at higher rates (and not on a lump sum basis) and on commercial terms that were less favorable to us. We had one main mechanical subcontractor on the South Hook project who, despite repeated written and oral assurances that it would achieve timely completion of its work, failed to do so and, ultimately abandoned the work, resulting in a significant impact on our schedule, including critical path items and corresponding cost. An arbitration involving this subcontractor is proceeding. In addition, a significant subcontractor on both projects filed for bankruptcy liquidation and had to be replaced with multiple higher cost subcontractors to complete the work and attempt to hold schedule. Inefficiencies were also incurred due to the move to new subcontractors and we were required to pay premiums for acceleration due to the already delayed schedule. Completion of the work of others is more difficult and time consuming than starting and finishing the work by the same subcontractor, significantly increasing cost.

Securities and Exchange Commission
December 23, 2009
•
Schedule Issues: For the South Hook project, the aforementioned issues resulted in continued extensions of schedule, which ultimately moved our original Phase I completion date from November 2007 to June 2009, and has moved our original Phase II completion date from August 2008 to a forecast completion date of January 2010. For the Isle of Grain II project, the completion date was extended from its original estimated date of May 2008 to June 2009. Our projected completion dates at varying intervals throughout the projects’ life cycles were as follows:

Forecast Completion Dates
Period	South Hook			Isle of
End	Phase I		Phase II	Grain II
Original	Nov-07		Aug-08	May-08
Dec-07	Jul-08		Jan-09	Jul-08
Jun-08	Nov-08		Aug-09	Oct-08
Dec-08	Apr-09		Sep-09	Mar-09
Sep-09	Jun-09	(1)	Jan-10	Jun-09	(1)

(1)	Essentially complete.
This delayed schedule further increased the cost of schedule driven items (e.g. project management, supervision, tools & equipment, letter of credit fees, liquidated damages, etc.).
Timing of Cost Increases: We recorded forecast cost increases for the UK Projects in the quarter in which such costs became determinable. However, the culmination of all the above factors resulted in on-going uncertainty at each period end regarding labor productivity, subcontractor performance and schedule completion, and project execution circumstances continued to change. For example, although the weather in the summer of 2007 in Wales was significantly worse than historical norms, this inclement weather essentially repeated itself in the summer of 2008, which again made summer work less productive and shifted work into winter months. Another example is with respect to subcontractor performance. Our main electrical and instrumentation subcontractor had commenced only limited amounts of work in 2007; however, during the first half of 2008 it became apparent that it was not performing satisfactorily as a result of work activity compression caused by the delayed performance and subsequent abandonment of the work by the predecessor main mechanical subcontractor. As a result, we were required to supplement the electrical and instrumentation subcontractor at significantly higher costs. Ultimately, this subcontractor filed for bankruptcy in the fall of 2008. Downstream impacts of factors similar to these were difficult, if not impossible, to forecast and such impacts came to light only as the work continued to progress.

Securities and Exchange Commission
December 23, 2009
Disclosure: In our quarterly filings we disclosed the value of the project cost increases, provided explanations for the increases, and identified those uncertainties that could potentially result in significant material forecast cost movements thereafter (weather factors, labor productivity and subcontractor performance). In our 2009 Form 10-K we will include a detailed discussion of the reason for the cost increases and identify any trends or uncertainties that we reasonably expect could result in a material impact to our operations. However, given the projected status of these projects at year end, we would not expect material movements in forecast costs subsequent to 2009.
Form 10-K for the year ended December 31, 2008
Liquidity and Capital Resources, page 28
Comment:
2.
During 2008, you had a significant increase in your accounts payable balance and a significant decrease in your contracts in progress balance. During the nine months ending September 30, 2009, your accounts payable decreased back down to 2007 levels. Given the significant impact that working capital accounts have on your liquidity, please revise your MD&A and liquidity section, in future filings, to explain the reasons for these significant fluctuations and any variances in the corresponding turnover ratios.

Response:
In future filings, we will provide a more detailed discussion and clear link to these accounts in our Liquidity and Capital Resources section of our MD&A, and describe movements in these accounts in our MD&A when significant.
Form 10-Q for the quarter ended September 30, 2009
Note 7. Segment Information, page 16
Comment:
3.
We note your change in management structure and internal and public reporting in the first quarter of 2009. Please tell us and disclose in future filings, how you have allocated goodwill to your new reporting units. Refer to FASB ASC 350-30-50-2 and FASB ASC 280-10-50-32. Additionally we note, during the nine months ending September 30, 2009, that all of your reporting units have experienced declines in revenue, your CB&I Steel Plate Structures and Lummus Technology units have experienced a decrease in operating income and your CB&I Lummus reporting unit continues to record loss provisions for your UK projects. To the extent these or any other reporting units are at risk of failing step one of the impairment test, in future filings, please disclose the following:

Securities and Exchange Commission
December 23, 2009
•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	a description of the key assumptions that drive fair value; and

•	provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
Response:
Goodwill Allocation: Prior to our management structure change on January 1, 2009, our reporting segments were Lummus Technology and Energy Processes Projects (“EPC”), with EPC representing four geographic segments: North America; Europe, Africa and Middle East; Asia Pacific; and Central and South America.
In connection with our new management structure, no changes were made to our Lummus Technology (“Technology”) reporting unit. It continues to represent our worldwide technology business.
With respect to EPC, the 2009 segment operations of CB&I Lummus (“Lummus”) and CB&I Steel Plate Structures (“SPS”) were previously included in our regional EPC operations; however, goodwill and intangibles from historical acquisitions were specifically related to either the Lummus or SPS activities within the previous regional segments. Accordingly, no “allocation” of goodwill was required when we made the change to our 2009 reporting segments for these operations. The regional operations previously pertaining to SPS, and its associated goodwill, and the regional operations of Lummus, and its associated goodwill, were clearly and easily separated for inclusion in the current SPS and Lummus reporting segments, respectively.
We will add disclosure to our 2009 Form 10-K regarding how goodwill was allocated to our 2009 reporting units.
Impairment: Currently our goodwill and finite-lived intangibles by reporting segment is approximately ****. Based on our periodic review of our impairment risk, we do not believe any of our reporting units are at risk of failing step one of the impairment test.
Our SPS reporting segment does not have a significant amount of goodwill or intangibles. Although it has experienced a decline in operating income in 2009 as compared to 2008, the 2009 and future financial performance of this segment causes us to believe that there is not a meaningful risk of a step one failure. ****.
Our Technology reporting segment has performed exceptionally well since its acquisition in November 2007. Although 2009 operating income is below 2008 levels, 2009 levels are well within our expectations of this unit since its acquisition. ****. Finally, we believe Technology’s future financial performance will continue to deliver strong operating results. We do not believe this reporting unit is at risk of failing the step one impairment test.

Securities and Exchange Commission
December 23, 2009
Our Lummus reporting segment has performed well in 2009, despite the charges on the projects in the UK. As discussed in our response to comment 1 above, the Isle of Grain II project has been essentially complete since June 2009 and the South Hook project should be essentially complete by January 2010. Other projects in our backlog do not have the unfortunate risk characteristics experienced by the UK Projects. Excluding the charges on the UK Projects for 2009 and 2008, operating income for 2009 is within **** of our 2008 operating income, representing solid operating results. ****. We do not believe this reporting unit is at risk of failing the step one impairment test.
To the extent we do not believe any of our reporting units are at risk of failing step one of the impairment test, we will disclose as such in future filings, consistent with the disclosure in our Form 10-Q for the third quarter of 2009. However, to the extent any of our reporting units are at risk of failing step one of the impairment test in the future, we will disclose:
•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	a description of the key assumptions that drive fair value; and

•	a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
Acknowledgement:
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Securities and Exchange Commission (the “Commission”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 23, 2009
Request for Confidential Treatment:
Pursuant to the provisions of 5 U.S.C. 552 and 17 C.F.R. 200.80 and 200.83 under the Freedom of Information Act (the “FOIA”), the Company respectfully requests confidential treatment of the portions of this letter denoted with four asterisks (****) (the “Confidential Information”). This confidentiality request expressly includes and applies to all memoranda, notes, transcripts or other records of any sort whatsoever created by, or at the direction of, any employee of the Commission (or any other government agency) which incorporate, include or relate to any of the Confidential Information.
We believe that the Confidential Information contains information that is covered by one or more exemptions in the FOIA. In particular 17 C.F.R 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential.
If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the Confidential Information, we specifically request that we be: (1) promptly notified of any such request; (2) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (3) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.
Pursuant to Rule 83, a copy of this request (but not this response letter) is also being delivered to the Freedom of Information Act Officer of the Commission.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.
Very truly yours,
/s/ Ronald A. Ballschmiede
Ronald A. Ballschmiede
Chief Financial Officer